SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Crown Media Holdings, Inc.

(Name of the Issuer)

Hallmark Cards, Incorporated

H.A., LLC

HMK Holdings, Inc.

H C Crown, LLC

CM Merger Co.

(Name of Person(s) Filing Statement)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

228411 10 4

(CUSIP Number of Class of Securities)

Brian Gardner, Esq.

Executive Vice President and General Counsel

Hallmark Cards, Incorporated

Department 339

2501 McGee

Kansas City, Missouri 64108

(816) 274-5583

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

Maurice M. Lefkort

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8239

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$175,691,621.00	$17,692.15

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The transaction value was calculated by multiplying the per share merger consideration of $5.05 by the 34,790,420 shares of Class A Common Stock held by persons other than those filing this Schedule 13E-3 (such 34,790,420 shares represent 359,675,936 shares, the total number of shares of Crown Media Holdings, Inc. Class A Common Stock outstanding as of March 10, 2016, less the 324,885,516 shares of Class A Common Stock beneficially owned by Hallmark Cards, Incorporated).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, was calculated by multiplying $175,691,621.00 by 0.0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,692.15	Filing Party: Hallmark Cards, Incorporated
Form or Registration No.: Schedule 13E-3	Date Filed: March 11, 2016

SUMMARY TERM SHEET

This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the “going private” merger involving Crown Media Holdings, Inc. (“Crown”) and Hallmark Cards, Incorporated (“Hallmark”), how it affects you, what your rights are with respect to the merger as a stockholder of Crown, and the position of the persons listed on the cover of the Schedule 13E-3 above the caption “Name of Person(s) Filing Statement,” who are referred to herein as the “Filing Persons” on the fairness of the merger to you.

Introduction

This Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed in connection with a potential short-form merger (the “Merger”) under Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”), pursuant to which a newly-formed Delaware corporate subsidiary of Hallmark would merge with and into Crown, with Crown as the surviving corporation. As a result of the Merger, all of the shares of Crown Class A common stock, par value $0.01 per share (the “Shares”), not owned directly or indirectly by any of the Filing Persons, will be converted into the right to receive $5.05 per Share in cash, without interest (the “Merger Consideration”).

Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger

The purpose of the Merger is to enable the Filing Persons to acquire the entire outstanding minority public interest in Crown. Following the Merger, the Filing Persons will own all of the outstanding Shares. The Merger will also provide the stockholders of Crown, other than the Filing Persons (the “Public Stockholders”), including the stockholders of Crown not affiliated with the Filing Persons (the “Unaffiliated Stockholders”), with an opportunity to realize the value of their investment in Crown by receiving the Merger Consideration of $5.05 per Share in cash, without interest. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Purposes.”

Principal Terms of the Merger

The Merger. On the effective date of the Merger, Merger Sub (“Merger Sub”) will merge with and into Crown in a “short-form” merger under Section 253 of the DGCL. Hallmark intends to effect the Merger no sooner than 20 days after the date the Filing Persons have mailed this Schedule 13E-3 to the holders of Shares. Pursuant to Section 253 of the DGCL, Merger Sub, as the holder of in excess of 90% of the outstanding Shares, may effect the Merger without the approval of or action by the board of directors of Crown or the Public Stockholders (including the Unaffiliated Stockholders). CONSEQUENTLY, THE BOARD OF DIRECTORS OF CROWN HAS NOT ACTED TO APPROVE OR DISAPPROVE THE MERGER, AND THE PUBLIC STOCKHOLDERS (INCLUDING THE UNAFFILIATED STOCKHOLDERS) ARE NOT BEING ASKED TO APPROVE OR DISAPPROVE, OR FURNISH A PROXY IN CONNECTION WITH, THE MERGER. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects.”

Merger Consideration. As a result of the Merger, each Share not owned by the Filing Persons as of the effective date of the Merger will automatically be converted into the right to receive $5.05 in cash, without interest.

Crown Shares Outstanding; Ownership by the Filing Persons. As of February 16, 2016, as reported in Crown’s Form 10-K filed on February 19, 2016, there were 359,675,936 Shares outstanding, with all shares classified as Class A common stock. Hallmark beneficially owns 324,885,516 Shares. On April 6, 2016, the Filing Persons transferred 324,885,516 Shares, representing 90.3% of the issued and outstanding shares of Crown, to Merger Sub.

Hallmark directly owns no Shares, but shares dispositive and voting power over all Shares owned by Merger Sub. H C Crown, LLC, a Delaware limited liability company (“HCC”), wholly owns Merger Sub. HMK Holdings, Inc., a Delaware corporation (“HMK”), wholly owns HCC and is a wholly-owned subsidiary of H.A., LLC, a Delaware limited liability company. H.A., LLC is a direct wholly-owned subsidiary of Hallmark. HCC, HMK, H.A., LLC, and Hallmark, consequently, share dispositive and voting power over all the Shares owned by Merger Sub.

Payment for Shares. You will be paid for the Shares you hold as of the effective date of the Merger promptly after the effective date of the Merger and your compliance with the instructions set forth in the Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed within 10 calendar days following the effective date of the Merger to stockholders of record of Crown as of the effective date of the Merger.

Source and Amount of Funds. The total amount of funds expected to be required to pay the Merger Consideration, and to pay related fees and expenses, is estimated to be approximately $176,349,000 including $656,000 of fees and expenses. Hallmark will contribute the total amount of required funds to Merger Sub immediately prior to the effective date of the Merger. Hallmark will utilize cash on hand to meet these requirements, and the Merger will not be subject to any financing conditions. The Filing Persons have no present plans for alternative funding.

Conditions to Completing the Merger. There are no conditions to completing the Merger, including any conditions related to financing. Nevertheless, the Filing Persons will continue to evaluate the principal reasons for taking Crown private as set forth in “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Reasons.” Accordingly, the Filing Persons may ultimately decide not to proceed with the Merger.

Fairness of the Merger

The Filing Persons believe that the Merger is fair to the Unaffiliated Stockholders. In formulating their belief as to the fairness of the Merger to the Unaffiliated Stockholders, the Filing Persons relied principally on the fact that the Merger Consideration reflects a 65.0% premium to the midpoint of a discounted cash flow analysis conducted by the Filing Persons (the “DCF Analysis”) as of February 26, 2016 (the “Calculation Date”). This conclusion as to fairness is supported by the fact that the Merger Consideration also reflects a premium to the other indicators of value considered by the Filing Persons (the “Other Value Indicators”).

The Filing Persons believe that the DCF Analysis is the most accurate reflection of fair value. See “Fairness of the Merger—DCF Analysis” beginning on page 13 of this Schedule 13E-3.

•	DCF Analysis.

•	The Filing Persons conducted the DCF Analysis using methodologies that are frequently used by the Delaware Court of Chancery in determining the value of the Shares that stockholders would be entitled to receive in an appraisal action under Delaware law. The DCF Analysis resulted in a potential value for the Shares ranging from $2.29 to $4.43 per Share.

•	The Merger Consideration reflects a premium of 65.0% to the DCF Analysis value of $3.06 per Share, which was obtained by utilizing the midpoint of the inputs to the DCF Analysis.

In addition to the DCF Analysis, the Filing Persons also considered the Other Value Indicators, which Other Value Indicators the Filing Persons do not consider to be as accurate a measure of value as the DCF Analysis, as described in “Fairness of the Merger—Position of the Filing Persons.” The Merger Consideration exceeds the valuation of Crown derived from each of these Other Value Indicators:

•

Market Price. The Merger Consideration reflects a premium to the measures of market price of the Shares described in the two sub-bullet points below, and the Filing Persons believe these market prices already reflect a premium to the value of Crown due to the market expectation of a going private transaction (the “Built-In Premium”). In addition, the Filing Persons believe that the market price of the Shares may not be an accurate reflection of the value of Crown, due to the effect on the market price of the recent inclusion of the Shares in published market indices (the “Index Effect”). See “Fairness of the Merger—Market Price, Built-In Premium and Index Effect” beginning on page 16 of this Schedule 13E-3.

•	a premium of 12.5% to the 30-trading day volume-weighted average price of the Shares as of the Announcement Date of $4.49 per Share. The Filing Persons believe that longer period averages are distorted by the Index Effect; and

•	a premium of 2.4% to the closing price per Share on March 8, 2016 (the day before the amendment to Schedule 13D publicly announcing the Filing Persons’ decision to engage in the Merger, the “Announcement Date”) of $4.93 per Share.

•	Comparable Company Analysis. The Merger Consideration represents a 14.0% premium to the $4.43 midpoint of the $4.19 to $4.76 per Share range of values based on a financial analysis prepared by the Filing Persons of multiples of earnings before interest, taxes, depreciation, and amortization (“EBITDA”) of certain companies in Crown’s industry. See “Fairness of the Merger—Comparable Company Analysis” beginning on page 17 of this Schedule 13E-3.

•	Valuation Obtained for Other Purposes. On an annual basis, Hallmark obtains from an investment bank a letter regarding the reasonableness of its valuation of Hallmark’s non-core investments, including its investment in Crown. Based upon and subject to the qualifications set forth in the letter, the investment bank stated its belief that, as of December 31, 2015, a per Share valuation of Crown of $4.75 is a reasonable valuation for Hallmark’s interest in Crown. The Merger Consideration reflects a premium of 6.32% to the $4.75 per Share valuation. See “Fairness of the Merger—Valuation Obtained for Other Purposes” beginning on page 18 of this Schedule 13E-3.

In addition, the Filing Persons also considered other factors, including the following, as described in “Fairness of the Merger—Position of the Filing Persons”:

•	The Filing Persons determined that the Merger would shift the risks of Crown’s business and industry, including distribution risks, increased programming costs, reliance on third parties for content, move of advertising to digital platforms, lack of leverage in negotiations with distributors and advertisers, and increased competition from digital and other platforms, from the Public Stockholders (including the Unaffiliated Stockholders) entirely to the Filing Persons.

•	The Public Stockholders (including the Unaffiliated Stockholders) will be entitled to exercise appraisal rights in accordance with the DGCL.

The Filing persons believe that no events have occurred since the Calculation Date that would cause the Filing Persons to alter their conclusion as to the fairness of the Merger Consideration. See “Fairness of the Merger—Position of the Filing Persons—Subsequent Events.”

Consequences of the Merger

Completion of the Merger will have the following consequences:

•	Crown will become a wholly-owned subsidiary of Hallmark.

•	Crown will no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Shares will no longer be traded on any securities exchange or automated quotation system.

•	Only the Filing Persons will have the opportunity to participate in the future earnings and growth, if any, of Crown. Similarly, only the Filing Persons will face the risk of losses generated by Crown’s operations or the decline in value of Crown.

•	Each Share held by Public Stockholders (including the Unaffiliated Stockholders) as of the effective date of the Merger will be converted into the right to receive $5.05 in cash, without interest, except for those Shares for which statutory appraisal rights are properly exercised.

•	The Public Stockholders (including the Unaffiliated Stockholders) will no longer be subject to the risks of continued ownership of Crown, as described in “Fairness of the Merger—Risks to Crown.”

See “Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger—Effects.”

Appraisal Rights

Subject to compliance with the applicable provisions of the DGCL, you have a statutory right to demand payment of the fair value of your Shares, as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus interest from the date of the Merger. This value may be equal to, more than, or less than the Merger Consideration offered in the Merger. In order to properly exercise these rights, you (or, if you hold your Shares through a broker or other nominee, your broker or nominee) must demand in writing an appraisal of your Shares within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights, which will be mailed to the registered holders of Shares as of the effective date of the Merger within 10 days following the effective date of the Merger, and otherwise comply with the procedures for exercising appraisal rights set forth in the DGCL. The procedures regarding properly perfecting appraisal rights are complicated. A copy of Section 262 of the DGCL is attached to this Schedule 13E-3 as Exhibit F. Any failure to properly comply with its terms will result in an irrevocable loss of such rights. Stockholders seeking to properly exercise their statutory appraisal rights are encouraged to seek advice from legal counsel.

See Item 4 “Terms of the Transaction—Appraisal Rights.”

Where You Can Find More Information

More information regarding Crown is available from its public filings with the Securities and Exchange Commission, including its most recent Form 10-K, filed on February 19, 2016. See Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons.”

INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “Commission”) jointly by Hallmark Cards, Incorporated, a Missouri corporation (“Hallmark”), H.A., LLC, a Delaware limited liability company and wholly-owned subsidiary of Hallmark, HMK Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of H.A., LLC (“HMK”), H C Crown, LLC, a Delaware limited liability company and wholly-owned subsidiary of HMK (“HCC”), and CM Merger Co., a Delaware corporation and wholly-owned subsidiary of HCC (“Merger Sub”). Hallmark, H.A., LLC, HMK, HCC, and Merger Sub are referred to herein as the “Filing Persons.”

This Schedule 13E-3 is being filed by the Filing Persons in connection with the proposed merger (the “Merger”) of Merger Sub with and into Crown Media Holdings, Inc. (“Crown”), pursuant to Section 253 of the General Corporation Law of the State of Delaware (“DGCL”). The Filing Persons intend to effect the Merger no sooner than 20 days after the date the Filing Persons have mailed this Schedule 13E-3 to the holders of Crown Class A common stock (the “Effective Date”).

As of February 16, 2016, as reported in Crown’s Form 10-K filed on February 19, 2016, there were outstanding 359,675,936 shares of Crown Class A common stock, par value $0.01 per share (the “Shares”), of which, as of April 6, 2016, 324,885,516 or 90.3%, were held by Hallmark, through Merger Sub, its indirect wholly-owned subsidiary. Hallmark does not directly own any Shares, but exercises dispositive and voting power over all Shares owned by Merger Sub. HCC wholly owns Merger Sub. HMK wholly owns HCC and is a wholly-owned subsidiary of H.A., LLC. H.A., LLC is a direct wholly-owned subsidiary of Hallmark. HCC, HMK, H.A., LLC, and Hallmark, consequently, share dispositive and voting power over all the Shares owned by Merger Sub.

Upon consummation of the Merger, each outstanding Share not held by the Filing Persons will be cancelled and converted into the right to receive $5.05 per Share in cash (the “Merger Consideration”), without interest, upon surrender of the certificate for such Share to Computer Trust Company, N.A. (the “Paying Agent”). Instructions regarding the surrender of certificates to the Paying Agent will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to the registered holders of Shares as of the Effective Date within 10 calendar days following the Effective Date.

Under the DGCL, no approval or action is required by the stockholders of Crown, other than the Filing Persons (the “Public Stockholders”) (including the Unaffiliated Stockholders (as defined below)), or the board of directors of Crown for the Merger to become effective. CONSEQUENTLY, THE BOARD OF DIRECTORS OF CROWN HAS NOT ACTED TO APPROVE OR DISAPPROVE THE MERGER, AND THE PUBLIC STOCKHOLDERS (INCLUDING THE UNAFFILIATED STOCKHOLDERS) ARE NOT BEING ASKED TO APPROVE OR DISAPPROVE, OR FURNISH A PROXY IN CONNECTION WITH, THE MERGER. Crown will be the surviving corporation in the Merger. Upon effectiveness of the Merger, each share of common stock of Merger Sub will be converted into one share of the surviving corporation and the Shares held by Merger Sub will be cancelled. As a result of the Merger, Hallmark will be the only stockholder of Crown. The Filing Persons currently intend to proceed with the Merger, but will continue to evaluate the principal reasons for taking Crown private as set forth in “Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger—Reasons.” Accordingly, the Filing Persons may ultimately decide not to proceed with the Merger.

Subject to compliance with the applicable provisions of the DGCL, the Public Stockholders (including the Unaffiliated Stockholders) as of the effective date of the Merger have a statutory right to demand payment of the fair value of their Shares, as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus interest from the date of the Merger. This value may be equal to, more than, or less than the Merger Consideration offered in the Merger. Crown stockholders wishing to seek such appraisal rights must demand in writing an appraisal of their Shares within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the

DGCL. The procedures regarding properly perfecting appraisal rights are complicated. A copy of Section 262 of the DGCL is attached to this Schedule 13E-3 as Exhibit F. Any failure to properly comply with its terms will result in an irrevocable loss of such rights. Stockholders seeking to properly exercise their statutory appraisal rights are encouraged to seek advice from legal counsel. If you hold Shares through a broker or other nominee, you should consult with your broker or other nominee to determine the appropriate procedures to exercise appraisal rights and to obtain the Notice of Merger and Appraisal Rights.

This Schedule 13E-3 and the documents incorporated herein by reference include certain forward-looking statements. These statements include statements regarding the intent, belief, or current expectations of the Filing Persons, including statements regarding the Filing Persons’ strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including general economic conditions, positions and strategies of competitors, and the capital markets.

BACKGROUND OF THE MERGER

On June 24, 2013, Hallmark filed an amendment to its Schedule 13D, in which Hallmark disclosed that, in connection with the expiration on December 31, 2013 of the standstill restrictions binding on Hallmark and certain of its controlled affiliates pursuant to the terms of the stockholders agreement, dated June 29, 2010 (the “Stockholders Agreement”), by and among Crown, Hallmark, and HCC, Hallmark and its affiliates were evaluating their investment in Crown and may consider all alternatives available to them, including: (a) maintaining their investment in Crown, (b) purchasing additional Shares, either on the market or in privately negotiated transactions, (c) engaging in a short-form merger to eliminate the minority stockholders in Crown, or proposing another form of “going private” transaction, (d) proposing that Crown’s board of directors consider implementing a stock repurchase program, (e) proposing that Crown’s board of directors consider delisting the Shares from the Nasdaq Global Market and terminating Crown’s registration under the Exchange Act, (f) disposing, subject to the continuing limitations in the Stockholders Agreement, all or a portion of their investment in Crown in a privately negotiated transaction or series of transactions, and (g) exercising their rights under the Stockholders Agreement. That disclosure superseded prior disclosure that the Filing Persons “do not currently intend to engage in or propose a ‘going private’ transaction.” Shortly after the filing of the June amendment to the Schedule 13D of the Filing Persons, Crown’s stock price increased approximately $0.65 per Share, which the Filing Persons believe was directly attributable to the Filing Persons’ disclosure and in anticipation of the Filing Persons pursuing a going private transaction.

On December 31, 2013, the provisions in the Stockholders Agreement that restricted Hallmark and its controlled affiliates from acquiring additional Shares (including in a short-form merger), except in certain limited circumstances, expired. A description of certain terms of the Stockholders Agreement is set forth in Item 5 “Past Contacts, Transactions, Negotiations, and Agreements—Agreements Involving the Subject Company’s Securities” beginning on page 29 of this Schedule 13E-3.

On March 8, 2016 (the “Announcement Date”), Hallmark delivered to the board of directors of Crown a letter indicating their intention to acquire, in a short-form merger, all of the Shares not then owned by the Filing Persons at a price of $5.05 per Share, and filed an amendment to its Schedule 13D publicly disclosing such letter.

From time to time, the Filing Persons considered investments in the Shares, as well as the business of Crown and its status as a public company. As part of these considerations, the Filing Persons reviewed Crown’s business and the ability to conduct Crown’s business in a way that advantaged the non-Crown businesses of the Filing Persons and the impediments to such business strategy posed by Crown’s status as a public company. In addition, the Filing Persons have recognized that Crown has incurred significant costs, but has derived only minimal benefits, from being a public company. The Shares have a small public float based on the 34,790,420 Shares held by the Public Stockholders (including the Unaffiliated Stockholders) as of February 16, 2016 (the

most recent date for which such information is publicly available). The Shares also have a low trading volume (the average daily trading volume for Shares for the 30-day period ended on the Announcement Date was only approximately 163,330 Shares, excluding one day of abnormal trading from the Index Effect). The costs and burdens associated with being a public company, including the focus on periodic performance emphasized by Unaffiliated Stockholders, the distraction to management in attending to public company tasks, and the resources expended to comply with certain reporting obligations under the Exchange Act, all support Crown becoming a private company.

SPECIAL FACTORS—

PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

Purposes

The purpose of the Merger is to enable the Filing Persons to acquire the Shares held by the Public Stockholders (including the Unaffiliated Stockholders). Following the Merger, the Filing Persons will own all of the outstanding Shares. The Merger will also provide the Public Stockholders (including the Unaffiliated Stockholders) with an opportunity to realize the value of their investment in Crown by receiving the Merger Consideration of $5.05 per Share in cash, without interest.

Alternatives

The Filing Persons believe that effecting the transaction by way of a short-form merger with Merger Sub under Section 253 of the DGCL is the most efficient way for Hallmark to acquire the Shares held by the Public Stockholders (including the Unaffiliated Stockholders) and to provide the Public Stockholders (including the Unaffiliated Stockholders) with cash Merger Consideration for their Shares.

Reasons

In determining whether to acquire the outstanding public minority equity interest in Crown and to effect the Merger, the Filing Persons consider the following to be the principal benefits to the Filing Persons of taking Crown private:

•	realizing the benefits from the Filing Persons’ ownership of Crown that are unavailable to them while Crown remains a public company with minority stockholders;

•	the use of the highly recognized Hallmark brand in the entertainment industry to strengthen the Hallmark brand across all of the Filing Persons’ businesses;

•	strengthening the link between Crown’s channels and Hallmark’s businesses;

•	with Crown as a wholly-owned subsidiary, the Filing Persons will be able to control Crown’s content decisions and potential monetization paths, and will have greater flexibility to respond to the many risks and challenges of the rapidly changing cable and entertainment landscape and protect their substantial investment in Crown;

•	the ability to direct Crown’s business and make all of those decisions in light of what is best for the Filing Persons as a whole, without being constrained by public, minority stockholders at Crown;

•	the decrease in costs over time associated with being a public company; and

•	the elimination of burdens on Crown’s management associated with public reporting and other tasks resulting from Crown’s public company status, including, for example, the dedication of time and resources of Crown’s management to stockholder inquiries and investor relations.

The Filing Persons also considered a number of risks and other potentially negative factors for the stockholders of Crown not affiliated with the Filing Persons (the “Unaffiliated Stockholders”) and the Filing Persons concerning the Merger, including:

•	Approval of security holders. Because the Merger is being effected as a short-form merger under Section 253 of the DGCL, it does not require either approval by the Unaffiliated Stockholders or approval by at least a majority of the Unaffiliated Stockholders.

•	Approval of the board of directors of Crown. Because the Merger is being effected as a short-form merger under Section 253 of the DGCL, it does not require approval or action by the board of directors of Crown, and, therefore, neither the board of directors of Crown nor a majority of the directors of Crown who are not employees of Crown or the Filing Persons (the “Independent Directors”), have approved or disapproved the Merger.

•	Unaffiliated representative. Because neither the approval or action of the Crown board of directors nor the Unaffiliated Stockholders is required to complete the Merger, neither the board of directors of Crown, nor a majority of the Independent Directors, nor the Filing Persons have retained a representative to act on behalf of the Unaffiliated Stockholders, nor has any report been issued by a third party as to the fairness of the Merger Consideration to the Unaffiliated Stockholders.

•	No participation in the future prospects of Crown. Following the consummation of the Merger, the Unaffiliated Stockholders will cease to participate in the future earnings or growth, if any, of Crown, or benefit from an increase, if any, in the value of the equity interests of Crown.

•	Potential conflicts of interest. Because the Filing Persons own 90.3% of Crown immediately prior to the Merger and will own 100% of Crown as a result of the Merger, the interests of the Filing Persons in determining the Merger Consideration could be considered to be in conflict to the interests of the Unaffiliated Stockholders.

•	No interest in a sale of Crown. The Filing Persons have no interest in selling Crown at this time and have no obligation to determine if there is a buyer for all of Crown that would be willing to pay a price per Share in excess of the Merger Consideration.

The Filing Persons have determined to effect the Merger at this time, because they wish to immediately realize the benefits of taking Crown private, as discussed above. The Merger transaction is structured as a short-form merger under Section 253 of the DGCL. This form of merger offers the Public Stockholders (including the Unaffiliated Stockholders) the right to receive the cash Merger Consideration for their Shares quickly (or to seek an appraisal of the fair value of such Shares) and allows Crown to become a wholly-owned subsidiary of Hallmark without any action by the board of directors of Crown or the Public Stockholders (including the Unaffiliated Stockholders).

Effects

Upon completion of the Merger, Crown will become an indirect, wholly-owned subsidiary of Hallmark, and Merger Sub will cease to exist as a separate corporate entity. Consequently, only Hallmark and the holders of the stock of Hallmark will have the opportunity to participate in the future earnings and growth, if any, of Crown. Similarly, only Hallmark and the holders of the stock of Hallmark will face the risk of losses generated by Crown’s operations or the decline in value of Crown after the Merger. The Filing Persons’ beneficial ownership of Shares immediately prior to the Merger in the aggregate will amount to approximately 90.3%. Thus, completion of the Merger will have the effect of increasing Hallmark’s ownership of Crown by the 9.7% of Crown that Hallmark currently does not own, or an increase in such ownership from 90.3% to 100%. At December 31, 2015, Crown’s net book value (or total stockholders’ equity) aggregated approximately $579.6 million. Completion of the Merger would have the effect of increasing the amount of such net book value of Crown attributable to Hallmark’s ownership of Crown by approximately $56.2 million (or 9.7% of $579.6 million), from approximately $523.4 million (or 90.3% of $579.6 million) to approximately $579.6 million.

Crown’s net income for the year ended December 31, 2015 was approximately $86.1 million. Completion of the Merger would have the effect of increasing the amount of such net income attributable to Hallmark’s ownership of Crown by approximately $8.4 million (or 9.7% of $86.1 million), from approximately $77.7 million (or 90.3% of $86.1 million) to approximately $86.1 million.

Upon completion of the Merger, the Filing Persons will indirectly realize all of the benefit of the recurring cost savings resulting from Crown no longer being a public company. Such cost savings will arise when Crown is relieved of the burdens imposed on companies with publicly traded equity, including, but not limited to, the ongoing costs associated with the public reporting requirements imposed by Section 13 of the Exchange Act, maintaining investor relations, maintaining public company directors and officers liability insurance, and furnishing proxy statements in connection with annual shareholders’ meetings. The Filing Persons estimate that such cost savings will be between $1,400,000 and $1,800,000 annually.

Upon completion of the Merger, the Public Stockholders (including the Unaffiliated Stockholders) will no longer have any interest in, and will not be stockholders of, Crown and, therefore, will not participate in Crown’s future earnings and potential growth and will no longer bear the risk of any decreases in the value of Crown. In addition, the Public Stockholders (including the Unaffiliated Stockholders) will not share in any future dividend distributions of Crown, whether contemplated at the time of the Merger or after the Merger. See Item 6(c) “Purpose of the Transaction and Plans or Proposals—Plans” of this Schedule 13E-3. All other incidents of stock ownership with respect to such Public Stockholders (including the Unaffiliated Stockholders), such as the rights to vote on certain corporate decisions, to elect directors, and to receive distributions upon the liquidation of Crown, will be extinguished upon completion of the Merger. In summary, if the Merger is completed, the Public Stockholders (including the Unaffiliated Stockholders) will have no ongoing rights as stockholders of Crown, but instead will be entitled to receive the cash Merger Consideration (or alternatively, such stockholders will be entitled to seek an appraisal of the fair value of their Shares from the Delaware Court of Chancery pursuant to and in accordance with Section 262 of the DGCL).

Once the Merger is consummated, public trading of the Shares will cease. The Filing Persons intend to deregister the Shares under the Exchange Act. Consequently, Crown will no longer be required to file annual, quarterly, and other reports with the Commission under Section 13(a) of the Exchange Act (“Periodic Reports”) and will no longer be subject to the proxy rules under Section 14 of the Exchange Act. In connection with the Shares’ deregistration, the principal stockholder of Crown also will no longer be subject to reporting its ownership of Shares under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge to Crown certain profits from the purchase and sale of Shares.

The transfer of Shares owned by Hallmark to Merger Sub and Merger Sub’s temporary holding of such shares prior to the Merger will be treated as a transitory step for tax purposes and both the Merger and Merger Sub will be disregarded. Consequently, the transaction will be treated as an acquisition of Shares by Hallmark and accorded the same tax treatment as a direct purchase of the Shares by Hallmark from the stockholders of Crown. Accordingly, neither Hallmark, nor Merger Sub, nor Crown will recognize any gain or loss for U.S. federal income tax purposes as a direct result of completing the Merger. However, Hallmark will incur a nominal German tax liability as a result of the transaction. Merger Sub will cease to exist immediately upon the Merger.

On March 11, 2003, Crown became a member of Hallmark’s consolidated federal tax group and entered into a federal tax sharing agreement with Hallmark, later amended on January 1, 2010. On October 31, 2012, pursuant to an agreement, dated October 29, 2012, Hallmark caused 40 million Shares to be transferred from HCC to a German subsidiary of Hallmark, which subsidiary was not and is not part of Hallmark’s consolidated federal tax group. This transfer reduced the ownership of Hallmark’s consolidated federal tax group from 90.3% to 79.2% and enabled Crown to access $692.0 million of net operating losses incurred by Crown prior to March 11, 2003. As a result of this transfer, Crown is no longer part of Hallmark’s consolidated federal tax group for federal income tax purposes. Because Crown deconsolidated in 2012, whether or not the Merger occurs, Crown may not become part of Hallmark’s consolidated federal tax group until November 1, 2017 (the “Reconsolidation Date”).

Until the Reconsolidation Date, Crown will be able to access net operating loss carryforwards incurred prior to March 11, 2003, which losses were approximately $305.0 million as of December 31, 2015, as reported in Crown’s Form 10-K filed on February 19, 2016. On the Reconsolidation Date, whether or not the Merger occurs, Crown would once again be consolidated with Hallmark for U.S. federal tax purposes. To the extent any net operating loss carryforwards remain after the Reconsolidation Date, Crown would continue to realize the benefit of such net operating loss carryforwards, which would be used to offset Crown’s taxable income, if any, but under applicable tax rules would not be available to offset Hallmark’s non-Crown income. Based on the February Projections (as defined below), the Filing Persons believe that all net operating loss carryforwards will be fully utilized before the Reconsolidation Date. See “Fairness of the Merger—DCF Analysis.” Neither Hallmark nor Crown expect to realize any tax benefits in the future as a direct result of completing the Merger and the Merger will not accelerate the Reconsolidation Date.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the Merger to the public United States stockholders of Crown. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to particular investors and does not address state, local, foreign, or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain taxpayers subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors whose functional currency is not the U.S. dollar, or investors, other than a United States Holder. For purposes of this summary, the term “United States Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the U.S. or any state (including the District of Columbia);

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, in general, if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons (within the meaning of the Internal Revenue Code of 1986, as amended) have the authority to control all substantial decisions of the trust.

This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings, and court decisions all as currently in effect and all subject to change at any time, possibly with retroactive effect.

ALL BENEFICIAL OWNERS OF SHARES SHOULD CONSULT THEIR TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

The receipt of cash by a stockholder, pursuant to the Merger or pursuant to the stockholder’s statutory appraisal rights, will be a taxable transaction for U.S. federal income tax purposes and may also be taxable for state and local income tax purposes as well. A stockholder will generally recognize capital gain or loss for federal income tax purposes equal to the difference, if any, between the amount of cash the stockholder receives in the Merger and the stockholder’s adjusted tax basis in the Shares. A stockholder’s adjusted tax basis in a Share will generally be the cost at which it was purchased. Capital gain or loss will be long-term capital gain or loss if the stockholder has held the Shares for more than one year. The cash payments made to stockholders pursuant to the Merger will be reported to the Internal Revenue Service and to the stockholder, as may be required under applicable regulations. Backup withholding may apply to these payments if the stockholder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain stockholders (including, among others, corporations) are not subject to backup withholding. Stockholders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

FAIRNESS OF THE MERGER

Position of the Filing Persons

The Merger is intended to permit Hallmark to acquire the Shares held by the Public Stockholders (including the Unaffiliated Stockholders). The Filing Persons believe that the Merger is fair to the Unaffiliated Stockholders. In formulating their belief as to the fairness of the Merger to the Unaffiliated Stockholders, the Filing Persons relied principally on the fact that the Merger Consideration reflects a 65.0% premium to the midpoint of a discounted cash flow analysis conducted by the Filing Persons (the “DCF Analysis”) as of February 26, 2016 (the “Calculation Date”). This conclusion as to fairness is supported by the fact that the Merger Consideration also reflects a premium to the other indicators of value considered by the Filing Persons, including current and historical stock prices (the “Other Value Indicators”).

Because the Filing Persons believe Crown to be a viable going concern, the Filing Persons did not consider Crown’s net book value, an accounting concept based on historical costs, to be relevant to a determination as to the fairness of the Merger. The Filing Persons note, however, that the Merger Consideration of $5.05 per Share is substantially higher than Crown’s net book value per Share of $1.61 as of December 31, 2015 (based on the weighted average number of issued and outstanding Shares as disclosed by Crown in Crown’s Form 10-K filed on February 19, 2016). Similarly, because the Filing Persons expect Crown will continue to operate as a going concern, whether or not the Merger occurs, the Filing Persons did not consider Crown’s liquidation value to be relevant to a determination as to the fairness of the Merger. In contrast to net book value and liquidation value, the Filing Persons believe that the DCF Analysis, which relies principally on the discounted value of Crown’s projected future cash flows, is a measure of going concern value. See “Fairness of the Merger—DCF Analysis” below.

No member of the Filing Persons purchased any Shares during the past two years from a third party, and the Filing Persons are not aware of, and thus did not consider, any firm offers or proposals made by any unaffiliated person during the past two years for (i) a merger or consolidation of Crown with another company, (ii) the sale or transfer of all or substantially all of Crown’s assets, or (iii) the purchase of all or a substantial portion of the Shares that would enable such person to exercise control of or significant influence over Crown.

DCF Analysis

The Filing Persons believe that the DCF Analysis is the most accurate reflection of fair value. The Filing Persons conducted the DCF Analysis using methodologies that are frequently used by the Delaware Court of Chancery in determining the value that the Unaffiliated Stockholders would be entitled to receive in an appraisal action under Delaware law. The DCF Analysis resulted in a potential value for the Shares ranging from $2.29 to $4.43 per Share. The Merger Consideration reflects a premium of 65.0% to the DCF Analysis value of $3.06 per Share, which was obtained by utilizing the midpoint of the inputs to the DCF Analysis.

A discounted cash flow analysis is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows of the company, a methodology that the Filing Persons believe would be used by a Delaware court in calculating the value that the Unaffiliated Stockholders would be entitled to receive in an appraisal action under Delaware law.

In the DCF Analysis, the Filing Persons determined the present value of (1) Crown’s projected unlevered after-tax cash flows for the years 2016 through 2020, (2) the projected terminal value of Crown at the end of 2020, and (3) the projected value of Crown’s net operating loss. The Filing Persons then subtracted from that amount the net debt of Crown, as of the Calculation Date, and divided the result by the number of fully diluted outstanding Shares to obtain a per Share value.

The basis of any discounted cash flow analysis is the projected cash flows of the company. The Filing Persons reviewed financial projections that were prepared by Crown management for calendar years 2016 through 2020 (the “Projection Period”) and approved by Crown’s board of directors on February 10, 2016 (the “February Projections”).

The following table summarizes certain key line-items of the February Projections:

February Projections

(U.S. dollars in millions)

	2016	2017	2018	2019	2020
Total Revenue	511.2	540.7	576.1	618.8	664.8
Cost of Sales	(211.0)	(231.5)	(256.3)	(277.1)	(298.8)
Other Costs	(96.3)	(99.7)	(103.3)	(107.3)	(111.2)
Earnings Before Interest & Tax	203.9	209.5	216.5	234.4	254.8
Interest Expense	(10.4)	(8.8)	(8.4)	(8.3)	(7.8)
Profit Before Tax	193.5	200.7	208.1	226.1	247.0

Cash Flow Before Interest & Taxes	106.7	109.7	113.0	120.4	127.4
Cash Interest	(9.0)	(7.9)	(7.3)	(7.2)	(7.2)
Cash Taxes	(4.8)	(5.0)	(69.7)	(84.8)	(91.1)

Free Cash Flow	92.9	96.8	36.0	28.4	29.1

In determining the terminal value in a discounted cash flow analysis, a perpetuity growth rate is applied to the unlevered after-tax free cash flows of the final year of the Projection Period. The Filing Persons believe that using earnings before interest and tax (“EBIT”) as the tax base for 2020 overstates the long-term tax burden in the perpetuity calculation, because of the programming expense reflected in EBIT on an amortized basis, and consequently overstates the tax liability and understates the valuation. Therefore, the Filing Persons used cash flow before interest and taxes of $127.4 million (which was $127.4 million lower than the EBIT of $254.8 million in the February Projections) as the tax base for 2020. The tax rate used by the Filing Persons was 37.5%. The use of taxes calculated based on cash flow before interest and taxes results in a higher valuation than if taxes calculated based on EBIT were used.

The Filing Persons’ DCF Analysis was prepared using a perpetuity growth rate range of 2.1% to 4.1%. To determine this range, the Filing Persons utilized the compound annual growth rate of the Congressional Budget Office’s projections for gross domestic product for the years 2021 through 2026 of 4.1%, and industry projections for the years 2016 through 2019 of 2.1% growth for Crown and a competitive set of cable networks (comprised of TCM, HGTV, TV Land, Lifetime, Lifetime Movie Network, OWN, and Freeform (f/k/a ABC Family)). Based on these data points, the Filing Persons used 3.1% as the midpoint of the perpetuity growth rate range. The Filing Persons believe that Crown is at a disadvantage relative to the industry in general due to Crown’s lack of operating leverage compared to larger consolidated competitors. See “Fairness of the Merger—Position of the Filing Persons—Comparable Company Analysis.”

The Filing Persons then calculated the present value of Crown’s net operating losses to determine the projected realization of the net operating losses as follows:

Monetization of Net Operating Losses (“NOL”)

(U.S. Dollars in Millions)

	2016E	2017E	2018E	2019E	2020E
Profit Before Tax	$193.5	$200.7	$208.1	$226.1	$247.0
NOL Utilized	$(193.5)	$(111.5)	$0.0	$0.0	$0.0

Taxable Income	$0.0	$89.2	$208.1	$226.1	$247.0

Monetization of NOL (NOL x 37.5%)	$72.6	$41.8	$0.0	$0.0	$0.0

NOL Available at Beginning of Year	$305.0	$111.5	$0.0	$0.0	$0.0
NOL Utilized	$(193.5)	$(111.5)	$0.0	$0.0	$0.0

NOL Remaining at End of Year	$111.5	$0.0	$0.0	$0.0	$0.0

A discount rate was then applied to determine the present value of the cash flows during the Projection Period, the present value of the terminal value, and the present value of the net operating losses. In determining the discount rate, the Filing Persons utilized a weighted average cost of debt and equity capital, based on Crown’s capital structure as of the Calculation Date (16.35% debt and 83.65% equity). For purposes of determining the cost of debt capital, an after-tax rate of 1.80% was calculated based on an assumed tax rate of 37.5% and the weighted average cost of Crown’s debt, based on the rate for Crown’s bank debt.

For purposes of determining the cost of equity capital, the Filing Persons utilized the capital asset pricing model. The risk free rate utilized in the capital asset pricing model was the 20-year Treasury rate as of the Calculation Date (2.20%). The risk premium (6.03%) and size premium (1.63% for the 7th decile) utilized in the capital asset pricing model were determined based on a generally recognized valuation handbook. For purposes of determining the applicable adjustment to the risk premium, also referred to as beta, the Filing Persons utilized the high and low relevered betas for the companies identified below under the “Comparable Companies Analysis” for 2, 3, 4, and 5-year monthly and weekly raw observed betas, as of the Calculation Date, to obtain a range of 0.841 to 1.013 for beta. That yielded a cost of equity capital ranging from 8.90% to 9.94%, and thus a weighted average cost of capital ranging from 7.739% to 8.610%.

The Filing Persons applied this discount rate to (1) Crown’s projected cash flow as set forth in the February Projections for 2016 through 2020, (2) the projected terminal values of Crown in 2020, as discussed above, and (3) the projected use of the Crown net operating losses, to calculate an implied enterprise valuation range. The Filing Persons then reduced the total implied enterprise value range by Crown’s reported total debt, less cash and cash equivalents (“Net Debt”), to calculate an implied equity value, which, when divided by Crown’s diluted shares outstanding, resulted in an implied equity value per Share between $2.29 and $4.43.

DCF Analysis Equity Value Per Share

(U.S. dollars in millions, except per Share data)

	Perpetuity Growth Rate: 2.1%			Perpetuity Growth Rate: 3.1%			Perpetuity Growth Rate: 4.1%
Discount Rate	7.74%	8.17%	8.61%	7.74%	8.17%	8.61%	7.74%	8.17%	8.61%
Present Value* of 2016-20 Unlevered After-tax Cash Flow	$131	$130	$129	$131	$130	$129	$131	$130	$129
Present Value* of NOLs	$107	$107	$107	$107	$107	$107	$107	$107	$107
Present Value* of Terminal Value	$1,031	$940	$861	$1,265	$1,136	$1,027	$1,629	$1,428	$1,267

Enterprise Value	$1,269	$1,177	$1,096	$1,504	$1,373	$1,263	$1,867	$1,665	$1,503
Less: Net Debt	$(273)	$(273)	$(273)	$(273)	$(273)	$(273)	$(273)	$(273)	$(273)

Equity Value	$996	$903	$823	$1,230	$1,099	$989	$1,594	$1,392	$1,229
Equity Value per Share	$2.77	$2.51	$2.29	$3.42	$3.06	$2.75	$4.43	$3.87	$3.42

*	Present values calculated using half-year convention

Market Price, Built-In Premium and Index Effect

The Merger Consideration reflects a premium to the following measures of the market price of the Shares (which already includes the Built-In Premium, which is discussed in detail below): a premium of 12.5% to the 30-trading day volume-weighted, average price of the Shares as of the Announcement Date of $4.49 per Share, and a premium of 2.4% to the closing price per Share on the Announcement Date of $4.93 per Share. The Filing Persons believe that longer period averages are distorted by the Index Effect described below.

The Filing Persons believe these market prices already reflect a premium to the value of Crown due to the market expectation of a going private transaction (the “Built-In Premium”). The Filing Persons believe that the Built-In Premium is a direct result of Hallmark’s filing of an amendment to its Schedule 13D, in which it disclosed that Hallmark and its affiliates were evaluating their investment in Crown, including, among other things, a “short-form merger to eliminate the minority stockholders.” That disclosure superseded prior disclosure that the Filing Persons “do not currently intend to engage in or propose a ‘going private’ transaction.” The Filing Persons believe that the increase in the market price of the Shares from $2.01 on June 24, 2013 to $2.66 on June 26, 2013, shortly after the filing of the June 2013 amendment to the Schedule 13D, is evidence of a built-in transaction premium, which the Filing Persons believe is directly attributable to the June disclosure and in anticipation of the Filing Persons taking Crown private. The Filing Persons believe that this Built-In Premium persists in elevating the market price of the Shares above the price that it would trade at in the absence of the expectation of a going private transaction.

In addition, the Filing Persons believe that the market price of the Shares may not be an accurate measure of the value of Crown. For example, on August 26, 2015, Crown was added to the PowerShares Dynamic Leisure & Entertainment Index and the PowerShares Dynamic Media Index, which additions were publicly announced on September 1, 2015. The daily trading volume of the Shares on September 1, 2015 increased 2,942.6% versus August 25, 2015, and the stock price increased from $4.48 on August 25, 2015 to $4.97 on September 1, 2015. The Filing Persons believe that the desire of certain money managers to own a portfolio of securities that tracks these indices coupled with the limited public float of the Shares led to the one day spike in trading volume, and that the resultant supply and demand imbalance resulted in an increase in the price of the Shares unrelated to the value of Crown (the “Index Effect”). This effect was reduced on December 1, 2015, when each of these indices reduced the relative weighting of Crown in the index. The daily trading volume of the Shares on December 1, 2015 increased 883.3% versus November 30, 2015, and the stock price decreased from $5.67 on November 30, 2015 to $5.03 on December 14, 2015. This effect was also reduced on March 1, 2016, when there was a reduction in the relative weighting of Crown. The daily trading volume of the Shares on March 1, 2016 increased 2,567.2% versus February 26, 2016, and the stock price decreased from $4.61 on February 26, 2016 to $4.39 on March 1, 2016. The Filing Persons believe that the Index Effect has distorted averages for periods of more than 30 trading days prior to the Announcement Date, and is evidence that the market price of the Shares on any particular day may not reflect the value of Crown.

Comparable Company Analysis

Although the Filing Persons relied principally on the DCF Analysis in formulating their belief as to the fairness of the Merger Consideration, the Filing Persons also considered comparable company analyses as a check against the DCF Analysis. The Filing Persons did not place substantial weight on the comparable companies analyses since: (1) the Filing Persons believe that a discounted cash flow analysis is the most reliable method for determining fair value under the circumstances and (2) the Filing Persons believe that the public companies in the same industry as Crown (the “Sample Companies”) are not directly comparable to Crown, as they are all much larger than Crown (some extremely so), as demonstrated in the table below. The Sample Companies possess greater operating leverage, due to the ownership of more channels, and are, therefore, better positioned to negotiate with advertisers and/or distribution partners. The Filing Persons believe this disadvantage could become more significant as the uncertainty and risk facing Crown’s business and industry intensify. The Filing Persons assessment of the risk facing Crown’s business and industry (some of which are described below under the heading “—Risks to Crown”) is that the risk is high and has grown in significance in recent years.

The Filing Persons selected the publicly traded companies below as the Sample Companies based on operations and/or other criteria, such as lines of business, business risks, and maturity of business, that, for the purposes of this analyses, the Filing Persons considered similar (although not necessarily comparable) to Crown. The Sample Companies were chosen based on the Filing Persons’ knowledge of the cable industry, excluding companies that also have multi-video programming distribution operations or that operate a more diversified set of businesses, due to their significantly different profile.

Financial Profile Of Sample Companies

(U.S. dollars in millions)

Sample Companies	Revenue*	Operating Income*	Enterprise Value**	Market Capitalization**	U.S. Channels
AMC Networks	$2,581	$767	$7,445	$4,783	5
Discovery	$6,394	$2,105	$23,360	$15,772	13
Scripps	$3,018	$1,164	$11,846	$7,647	6
Starz	$1,700	$410	$3,553	$2,410	17

Average	$3,423	$1,112	$11,551	$7,653	10
Crown	$479	$185	$1,932	$1,658	2
Smallest vs. Crown	3.6x	2.2x	1.8x	1.5x	2.5x
Average vs. Crown	7.1x	6.0x	6.0x	4.6x	5.0x

*	Bloomberg, LTM through December 31, 2015
**	Bloomberg, as of February 26, 2016

The Filing Persons reviewed and compared, using publicly available information, certain current, estimated, and historical financial information for Crown corresponding to current, estimated, and historical financial information, ratios, and public market multiples for the Sample Companies.

Comparable Companies Analysis: EBITDA Multiples

The Filing Persons separately calculated the equity value per Share using a range of the Sample Companies’ EBITDA multiples, determined by dividing each of the Sample Companies’ enterprise values as of the Calculation Date, by its respective EBITDA for the 12 months ended December 31, 2015. The highest, lowest, and average EBITDA multiples that resulted from these calculations were multiplied with Crown’s EBITDA for the 12 months ended December 31, 2015, including an add-back of $15.0 million of film impairments, and, after adjusting for net debt, this resulted in a low, average, and high implied equity value per Share of $4.19, $4.43, and $4.76, respectively.

EBITDA Multiples Of Sample Companies

(U.S. dollars in millions, except per Share data)

Industry
	Enterprise Value*	EBITDA**	EBITDA Multiple
AMC Networks	$7,445.1	$850.0	8.8x
Discovery	$23,360.3	$2,435.0	9.6x
Scripps	$11,846.0	$1,302.0	9.1x
Starz	$3,552.9	$413.0	8.6x
Average			9.0x
Industry Applied to Crown
	Low	Average	High
Industry EBITDA Multiple	8.6x	9.0x	9.6x
Crown EBITDA***	$207.1	$207.1	$207.1

Enterprise Value	$1,781.7	$1,866.8	$1,987.0
Net Debt	($273.7)	($273.7)	($273.7)

Equity Value	$1,508.0	$1,593.1	$1,713.3
Equity Value per Share	$4.19	$4.43	$4.76

*	Bloomberg, as of February 26, 2016
**	Bloomberg, LTM through December 31, 2015.
***	LTM through December 31, 2015, derived from Crown’s Form 10-K for the year ended December 31, 2015, including an add-back of $15.0 million of film impairments in 2015.

The Merger Consideration is above the comparable company EBITDA multiple analysis.

However, the Filing Persons did not consider the comparable company EBITDA analysis to be an accurate measure of the value of Crown. As mentioned above, the Sample Companies are much larger, possess greater operating leverage, and are better positioned to negotiate with advertisers and/or distribution partners than Crown. Nonetheless, the Filing Persons performed a comparable companies analysis as a check against the DCF analysis.

Valuation Obtained for Other Purposes

On an annual basis, Hallmark obtains from an investment bank a letter regarding the reasonableness of its valuation of Hallmark’s non-core investments, including its investment in Crown. This letter is addressed to Hallmark solely for purposes of compensation and profit-sharing analysis and is not, and was not, prepared by the investment bank in connection with any particular transaction, including the Merger. By its terms, the letter and the views expressed therein do not confer any rights or remedies upon any person other than Hallmark. The views expressed in the letter are based on information provided to the investment bank by Hallmark, do not constitute a “fairness opinion” and are subject to various assumptions and qualifications stated therein. Based upon and subject to the qualifications set forth in the letter, the investment bank stated its belief that, as of December 31, 2015, a per Share valuation of Crown of $4.75 is a reasonable valuation for Hallmark’s interest in Crown. The Merger Consideration reflects a premium of 6.32% to the $4.75 per Share valuation.

Subsequent Events

Subsequent to the Calculation Date, the Filing Persons received from Crown preliminary information regarding the results of operations of Crown for the first three months of 2016, which indicates an improvement over the projected results of operations for the first three months of 2016 based on the February Projections. The Filing Persons believe that the improvement in the results of operations is due to an increase in revenues of approximately 10%, and the favorable timing of expenses. The Filing Persons also believe that, regardless of any incremental revenues or any timing differences, the results for the first three months of the year are not indicative of a full year’s performance. The Filing Persons have determined that the results of operations for the first three months of 2016 do not warrant the alteration of the Filing Persons’ conclusion as to the fairness of the Merger Consideration in light of, among other things, the fact that the Merger Consideration reflects a 65.0% premium to the midpoint of the DCF Analysis.

Procedural Fairness

The Filing Persons also determined that the Merger is procedurally fair to the Unaffiliated Stockholders. In making such determination, the Filing Persons considered the risks and other potentially negative factors described under “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Reasons,” including that the Merger does not require approval of at least a majority of the Unaffiliated Stockholders, the approval of the majority of the Independent Directors, or the approval of any unaffiliated representative retained by the Independent Directors to act on behalf of the Unaffiliated Stockholders. Notwithstanding the foregoing risks and other potentially negative factors, the Filing Persons believe that the Merger is procedurally fair, because the Merger is being completed under and in compliance with Section 253 of the DGCL, which permits the Filing Persons to cause the Merger to be effected, and because the Public Stockholders (including the Unaffiliated Stockholders) will be entitled to exercise appraisal rights to receive a court-determined fair value of their Shares, in accordance with Section 262 of the DGCL, if they believe the Merger Consideration does not represent a fair value for their Shares. See Item 4(d) “Terms of the Transaction—Appraisal Rights” beginning on page 24 of this Schedule 13E-3. In addition, Public Stockholders (including the Unaffiliated Stockholders) are receiving this Schedule 13E-3 and will receive the Notice of Merger and Appraisal Rights following consummation of the Merger, which together will contain disclosures required under the DGCL and applicable securities laws and regulations that are designed to permit Public Stockholders (including the Unaffiliated Stockholders) to determine whether to exercise their appraisal rights with respect to their Shares.

Risks to Crown

The Filing Persons also determined that the Merger would shift the risks and challenges of the business and industry of Crown from the Public Stockholders (including the Unaffiliated Stockholders) entirely to the Filing Persons. The risks to Crown’s business and industry are significant and include:

•	MVPD Distribution Risks. Risks arising from the distribution of Crown’s channels principally through multichannel video programming distributors (“MVPDs”), including:

•	the recent trend toward MVPD consolidation, increasing the bargaining power of MVPDs relative to Crown;

•	the possibility that an MVPD would not renew its carriage agreement with Crown, or would only renew carriage of Crown’s channels on less-attractive terms, such as:

•	placing Crown’s channels on a less-attractive tier of channels, reducing their ratings; or

•	reducing Crown’s per-subscriber fees, which, due to the most-favored-nation provision contained in many of the carriage agreements, could have a disproportionate adverse effect on Crown;

•	the trend for viewers to receive video entertainment through distribution channels other than MVPDs, often referred to as “cord cutting” or “over-the-top” competition; and

•	marginal additional growth for the Hallmark Movie Channel.

•	Programming. The risks associated with the reliance of Crown on third-party produced content that is consistent with the channels’ family and holiday focused themes, as well as the risk of increased programming costs in the future arising from the increased demand for more expensive original content, and increased licensing costs for third-party content.

•	Reduced Revenue. The risk of reduced carriage and or advertising rates due to market conditions in general, reduced ratings for the channels’ programming, move of advertising to digital platforms, or lack of leverage with MVPDs and advertisers as an operator of only two channels.

•	Increased Competition. The risk of increased competition from:

•	new channels with family or holiday-focused content;

•	existing channels with an increased focus on family or holiday content;

•	other family and holiday focused entertainment media; and

•	new platforms, including digital.

•	Reduced Interest. The risk of reduced demand for the channels’ programming due to diminished affinity for family and holiday focused content.

•	Additional Risks. Those risks described by Crown in its Form 10-K for the year ended December 31, 2015.

Fairness Conclusion

In determining that the $5.05 per Share Merger Consideration is fair to the Unaffiliated Stockholders, the Filing Persons concluded that the most significant indicator of the Shares’ fair value is the DCF Analysis. The Filing Persons conducted the additional analyses and considered the Other Value Indicators discussed above to further validate the fairness of the Merger Consideration. Based on all of the foregoing factors and related analyses as a whole, the Filing Persons believe that the Merger is substantively and procedurally fair to the Unaffiliated Stockholders. In view of the number and wide variety of factors considered in connection with formulating a belief as to the fairness of the Merger to the Unaffiliated Stockholders, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the specific factors they considered, other than to rely principally on the DCF Analysis, supported by the fact that the Merger Consideration also reflects a premium to the Other Value Indicators. Moreover, except as set forth in the preceding sentence, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

Reports, Opinions, And Appraisals

The Filing Persons have not engaged any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning, the Merger, and, accordingly, the Filing Persons have not received any report, opinion, or appraisal from an outside party relating to the fairness of the Merger Consideration or the fairness of the Merger to the Filing Persons or to the Unaffiliated Stockholders.

TRANSACTION STATEMENT

Item 1.	Summary Term Sheet.

See “Summary Term Sheet” above.

Item 2.	Subject Company Information.

(a)	Name and Address. The name of the subject company is Crown Media Holdings, Inc., a Delaware corporation. Crown’s executive offices are located at 12700 Ventura Boulevard, Suite 200, Studio City, California, 91604, and its telephone number is (818) 755-2400.

(b)	Securities. The class of securities to which this Schedule 13E-3 relates is the Class A common stock, par value $0.01 per share, of Crown, of which, as of February 16, 2016, as reported in Crown’s Form 10-K filed on February 19, 2016, there were 359,675,936 Shares outstanding, with all shares classified as Class A common stock. As of April 6, 2016, Hallmark owned 324,885,516 Shares, which constitutes 90.3% of the issued and outstanding shares of Crown, through Merger Sub, its indirect wholly-owned subsidiary. Hallmark directly owns no Shares, but shares dispositive and voting power over all Shares owned by Merger Sub. HMK wholly owns HCC and is a wholly-owned subsidiary of H.A., LLC. H.A., LLC is a direct wholly-owned subsidiary of Hallmark. HCC, HMK, H.A., LLC, and Hallmark, consequently, share dispositive and voting power over all the Shares owned by Merger Sub.

(c)	Trading Market and Price. The Shares are traded on NASDAQ under the symbol “CRWN.” The following table sets forth the high and low sales prices per Share contained in Crown’s Annual Reports on Form 10-K for each of the periods indicated (other than for the First Quarter of 2016, which was independently determined):

	High	Low
Year Ending December 31, 2013
First Quarter	$2.15	$1.79
Second Quarter	$2.66	$1.85
Third Quarter	$3.30	$2.40
Fourth Quarter	$3.63	$3.00
Year Ending December 31, 2014
First Quarter	$3.94	$2.80
Second Quarter	$3.98	$3.29
Third Quarter	$3.82	$2.96
Fourth Quarter	$3.65	$2.93
Year Ended December 31, 2015
First Quarter	$4.40	$3.03
Second Quarter	$4.67	$3.68
Third Quarter	$5.50	$4.25
Fourth Quarter	$6.16	$4.90
Year Ended December 31, 2016
First Quarter (prices through March 8)	$5.52	$4.11

More detailed discussions of Crown’s financial results for the fiscal year ended December 31, 2015 and all prior fiscal years, and a summary of the market prices for the Shares are contained in Crown’s Annual Reports on Form 10-K and may be obtained from the Commission’s website at http://www.sec.gov.

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET PRICE FOR THEIR SHARES.

(d)	Dividends. Crown has not paid any dividends during the last two years. The covenants in the Credit Agreement, dated as of June 25, 2015 by and among Crown, the lenders party thereto, and Wells Fargo Bank, National Association, limit the ability of Crown and certain of its subsidiaries to, among other things, make certain dividends, stock repurchases and redemptions, and other restricted payments.

(e)	Prior Public Offerings. Crown has not made any public offerings of its common stock during the last two years.

(f)	Prior Stock Purchases. The Filing Persons have not purchased Shares of Crown from a person other than a Filing Person or their affiliates during the last two years.

Item 3.	Identity and Background of Filing Persons.

Hallmark Cards, Incorporated

(a)	Name and Address. Hallmark Cards, Incorporated is a Missouri corporation. Hallmark’s principal business address is 2501 McGee, Kansas City, Missouri, 64108, and its principal business number is (816) 274-5583. Hallmark currently owns 90.3% of the outstanding Shares of Crown.

(b)	Business and Background of Entity. Hallmark’s principal business is the manufacture and distribution of personal expression products.

(c)	Business and Background of Natural Persons. The name, business address, position with Hallmark, principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of Hallmark, together with the names, principal businesses, and addresses of any corporation or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. Hallmark has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree, or final order enjoining Hallmark from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

H.A., LLC

(a)	Name and Address. H.A., LLC is a Delaware limited liability company. H.A., LLC’s principal business address is 2501 McGee, Kansas City, Missouri, 64108, and its principal business number is (816) 274-5583. H.A., LLC currently owns 79.2% of the outstanding Shares of Crown.

(b)	Business and Background of Entity. H.A., LLC’s principal business is holding shares of HMK Holdings, Inc. and debt securities and other investments in other entities.

(c)	Business and Background of Natural Persons. The name, business address, position with H.A., LLC, principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of H.A., LLC, together with the names, principal businesses, and addresses of any corporation or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. H.A., LLC has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree, or final order enjoining H.A., LLC from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

HMK Holdings, Inc.

(a)	Name and Address. HMK Holdings, Inc. is a Delaware corporation. HMK’s principal business address is 2501 McGee, Kansas City, Missouri, 64108, and its principal business number is (816) 274-5583. HMK Holdings, Inc. currently owns 79.2% of the outstanding Shares of Crown.

(b)	Business and Background of Entity. HMK’s principal business is holding shares of HCC and debt securities and other investments in other entities.

(c)

Business and Background of Natural Persons. The name, business address, position with HMK, principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of

HMK, together with the names, principal businesses, and addresses of any corporation or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. HMK has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree, or final order enjoining HMK from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

H C Crown, LLC

(a)	Name and Address. H C Crown, LLC is a Delaware limited liability company. HCC’s principal business address is 2501 McGee, Kansas City, Missouri, 64108, and its principal business number is (816) 274-5583. HCC currently owns 79.2% of the outstanding Shares of Crown.

(b)	Business and Background of Entity. HCC’s principal business is holding debt securities and other investments in various entities and shares of Crown.

(c)	Business and Background of Natural Persons. The name, business address, position with HCC, principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of HCC, together with the names, principal businesses, and addresses of any corporation or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. HCC has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree, or final order enjoining HCC from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

CM Merger Co.

(a)	Name and Address. Merger Sub is a Delaware corporation and a wholly-owned subsidiary of HCC. Merger Sub’s principal business address is 2501 McGee, Kansas City, Missouri, 64108, and its principal business number is (816) 274-5583. Immediately prior to the Effective Date, the Filing Persons will transfer the Shares they own to Merger Sub, as a result of which Merger Sub will own 90.3% of the outstanding Shares of Crown.

(b)	Business and Background of Entity. Merger Sub was formed for the sole purpose of acquiring all of the Shares held by the Filing Persons and, following such acquisition, merging with and into Crown. Following completion of the Merger, Merger Sub will cease to be in existence.

(c)	Business and Background of Natural Persons. The name, business address, position with Merger Sub, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Merger Sub, together with the names, principal businesses, and addresses of any corporation or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. Merger Sub has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree, or final order enjoining Merger Sub from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4.	Terms of the Transaction.

(a)

Material Terms. Hallmark, through Merger Sub, its indirect wholly-owned subsidiary, owns 324,885,516 Shares, representing in the aggregate approximately 90.3% of the Shares outstanding. On the effective date of the Merger, Merger Sub will merge with and into Crown pursuant to Section 253 of the DGCL. In compliance with Section 253 of the DGCL, upon approval of the Merger by the board of directors of Merger

Sub, Merger Sub will file a certificate of ownership and merger with the Secretary of State of Delaware. On the Effective Date:

•	each Share issued and outstanding immediately prior to the Effective Date will be cancelled and extinguished and each Share held (other than Shares held by the Filing Persons or stockholders, if any, who properly exercise their statutory appraisal rights under the DGCL) will be converted into and become a right to receive the Merger Consideration; and

•	each share of Merger Sub’s capital stock issued and outstanding immediately prior to the Effective Date will be converted into one validly issued, fully paid, and nonassessable share of common stock of Crown as the surviving corporation of the Merger. As a result of the Merger, Hallmark will own all of the outstanding equity interests in Crown.

Under the DGCL, because Merger Sub holds at least 90% of the outstanding Shares prior to the Merger, Merger Sub has the power to effect the Merger without a vote of Crown’s board of directors or the stockholders of Crown. Merger Sub intends to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date, without a meeting or consent of Crown’s board of directors or the Public Stockholders (including the Unaffiliated Stockholders).

The Merger Consideration payable to the Public Stockholders (including the Unaffiliated Stockholders) is $5.05 per Share in cash, without interest. The reasons for the Merger are set out in “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Reasons” beginning on page 9 of this Schedule 13E-3. Upon completion of the Merger, in order to receive the cash Merger Consideration, each stockholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to the Paying Agent and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to stockholders of record as of the Effective Date within 10 calendar days of the Effective Date. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. It is the Filing Persons’ position that delivery of an executed Letter of Transmittal and acceptance of the Merger Consideration will constitute a waiver of statutory appraisal rights.

The Merger will be accounted for as Hallmark’s acquisition of the noncontrolling interest of Crown. For a discussion of the material federal tax considerations of the Merger, please see “Certain U.S. Federal Income Tax Considerations” beginning on page 12 of this Schedule 13E-3.

(b)	Purchases. None of the Filing Persons or any of their affiliates has any agreement to purchase any Shares from any officer, director, or affiliates of Crown in the Merger. Any Shares held by any officer, director, or affiliate of Crown will be treated the same as all other Shares in the Merger.

(c)	Different Terms. All Public Stockholders (including the Unaffiliated Stockholders) will be treated as described above under “Material Terms” of this Item 4.

(d)	Appraisal Rights. Under the DGCL, record holders of Shares who follow the procedures set forth in Section 262 will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware (the “Delaware Court of Chancery”) and to receive payment of the fair value of the Shares, together with interest, if any, as determined by such court. The fair value as determined by the Delaware Court of Chancery is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain provisions of Section 262 of the DGCL. This summary is not a full description of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 that is attached hereto as Exhibit F. References in this Item 4(d) to “Shares” and “stockholders” refer to Shares and record stockholders as of the Effective Date.

Notice of the Effective Date and the availability of appraisal rights under Section 262 (the “Notice of Merger and Appraisal Rights”) will be mailed by Crown, as the surviving corporation in the Merger, to registered holders of the Shares as of the Effective Date within 10 calendar days after the Effective Date and should be carefully reviewed by the public stockholders. Any stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights, to demand in writing from Crown an appraisal of his, her or its Shares. Such demand will be sufficient if it reasonably informs Crown of the identity of the stockholder and that the stockholder intends thereby to demand an appraisal of the fair value of his, her or its Shares. Failure to make such a timely demand will foreclose, and result in the loss of, a stockholder’s right to appraisal. Only a holder of record of Shares is entitled to demand an appraisal of the Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the holder of record. The demand should set forth, fully and correctly, the record holder’s name as it appears on the stock certificates. Holders of Shares who hold their Shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers or other nominees to determine the appropriate procedures for the making of a demand for appraisal by such nominee and to obtain a copy of the Notice of Merger and Appraisal Rights. All written demands for appraisal of Shares should be sent or delivered to the attention of Crown’s corporate secretary, at Crown’s offices at 12700 Ventura Boulevard, Suite 200, Studio City, California, 91604. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. If a stockholder holds Shares through a broker who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder. An authorized agent, including an agent for one owner or an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in making the demand, the agent is acting as agent for such owner or owners. A record holder such as a broker holding Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of Shares as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 calendar days after the Effective Date, Crown, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of all such stockholders. Hallmark is not under any obligation, and has no present intention, to cause Crown to file a petition with respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary petitions to perfect their appraisal rights within the time frame prescribed in Section 262. If a stockholder files a petition, a copy of such petition must be served on Crown. Within 120 calendar days after the Effective Date, any stockholder of record as of the Effective Date who has complied with the requirements of Section 262 and who is otherwise entitled to appraisal rights will be entitled, upon written request, to receive from Crown a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. A person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from Crown the statement described in the previous sentence. Such statement must be mailed within 10 calendar days after a written request therefor has been received by Crown or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later. If a petition for an appraisal is timely filed by a stockholder that has properly perfected his, her or its appraisal rights and a copy is served upon Crown, Crown will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of such Shares have not been reached.

The Delaware Register in Chancery, if so ordered by the Delaware Court of Chancery, shall give notice of the time and place fixed for the hearing on the petition for an appraisal to Crown, as the surviving corporation, and to all the stockholders on the Verified List at the addresses listed therein. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Delaware Court of Chancery deems advisable. After notice is given to those stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. After the hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their Shares as determined under Section 262 could be more than, the same as, or less than the amount per Share that they would otherwise receive in the Merger if they did not seek appraisal of their Shares. Moreover, Hallmark reserves the right to cause Crown to assert, in any appraisal proceeding, that, for purposes of Section 262, the fair value of a Share is less than the Merger Consideration.

In determining fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which exclusion rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised. Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will compound quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Date and the date of payment of the judgment.

The costs of the action (which do not include attorneys’ and expert witness fees) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal. The Delaware Court of Chancery may require stockholders who have demanded an appraisal and who hold Shares represented by certificates to submit their certificates to the Delaware Court of Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Date, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those Shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Date). If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the Merger Consideration per Share, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the Effective Date and, if no such petition is filed within that 120-day period, each stockholder’s right to an appraisal shall cease. A stockholder who has not commenced or joined an appraisal proceeding as a named party may withdraw a demand for appraisal by delivering to Crown a written withdrawal of the demand for appraisal and acceptance of the Merger Consideration, except that any such attempt to withdraw made more than 60 calendar days after the Effective Date will require the written approval of Crown. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Delaware Court of Chancery and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided that this rule shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Date.

The full text of Section 262 of the DGCL is attached hereto as Exhibit F.

STOCKHOLDERS ARE URGED TO READ EXHIBIT F IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

(e)	Provisions for the Unaffiliated Security Holders. The Filing Persons do not intend to grant the Unaffiliated Stockholders special access to Crown’s records in connection with the Merger. None of the Filing Persons intends to obtain counsel or appraisal services for Unaffiliated Stockholders.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations, and Agreements.

(a)	Transactions. Crown may be deemed to be controlled by Mr. Donald J. Hall, Jr. See Item 3 “Identity and Background of Filing Person—Hallmark Cards, Incorporated.” Corporations that may be deemed to be controlled by or affiliated with Mr. Donald J. Hall, Jr., other than Crown, sometimes engage in (a) intercorporate transactions such as guarantees, management and expense sharing arrangements, shared fee arrangements, joint ventures, partnerships, loans, options, advances of funds on open account, and sales, leases, and exchanges of assets, including securities issued by both related and unrelated parties, and (b) common investment and acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases, and purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions, or other business units, which transactions have involved both related and unrelated parties and have included transactions that resulted in the acquisition by one related party of a publicly-held minority equity interest in another related party. Any material transaction between the Filing Persons and Crown is approved by the independent directors of Crown.

Under the terms of an intercompany services agreement, Hallmark provides Crown with certain tax, risk management, health safety, environmental, insurance, legal, treasury, human resources, cash management, and real estate consulting services. In exchange, Crown is obligated to pay Hallmark a fee, plus out-of-pocket expenses and third party fees, in arrears on the last business day of each quarter.

On March 11, 2003, Crown became a member of Hallmark’s consolidated federal tax group and entered into a federal tax sharing agreement with Hallmark, later amended, effective as of January 1, 2010. On October 31, 2012, pursuant to an agreement dated October 29, 2012, Hallmark caused 40 million Shares to be transferred from HCC to a German subsidiary of Hallmark, which subsidiary is not part of Hallmark’s consolidated federal tax group. This transfer reduced the ownership of Hallmark’s consolidated federal tax group from 90.3% to 79.2%, and, as a result of such transfer, Crown is no longer part of the Hallmark’s consolidated federal tax group for federal income tax purposes. For discussion of the material U.S. federal income tax consequences of the Merger, see “Certain U.S. Federal Income Tax Consequences” beginning on page 12 of this Schedule 13E-3.

(b)	Significant Corporate Events.

•	Intercompany Share Transfer. On October 31, 2012, pursuant to that certain Purchase Agreement, dated as of October 31, 2012 (the “Purchase Agreement”), by and between HCC and Hallmark, HCC sold 40 million shares of Crown’s Class A common stock (the “Transferred Shares”) to Hallmark in exchange for a promissory note issued by Hallmark to HCC. Immediately thereafter, Hallmark contributed the Transferred Shares to Blue Holding Company, LLC (“Blue”), a Missouri limited liability company and wholly-owned subsidiary of Hallmark, as a contribution to capital pursuant to a certain contribution agreement, dated as of October 31, 2012, by and between Hallmark and Blue. Immediately thereafter, Blue contributed the Transferred Shares to Hallmark Cards GmbH (“HC Germany”), a German company and wholly-owned subsidiary of Blue, as a contribution to capital pursuant to a certain contribution agreement, dated as of October 31, 2012, by and between Blue and HC Germany. As a result of the transactions contemplated by the foregoing contributions, HC Germany became the direct owner of the Transferred Shares.

•	Federal Tax Deconsolidation. As a result of the Intercompany Share Transfer referenced above, 40 million Shares were transferred to HC Germany, which is not part of Hallmark’s consolidated federal tax group, and HCC’s ownership of Shares was reduced from 90.3% to 79.2%. As a result of such transfer, Crown is no longer and will not again become a member of Hallmark’s consolidated federal tax group for federal income tax purposes, until November 1, 2017.

•	Second Intercompany Share Transfer. On April 6, 2016, pursuant to that certain Purchase Agreement, dated as of April 6, 2016, by and between Hallmark and HC Germany, HC Germany sold the 40 million Transferred Shares to Hallmark in exchange for a promissory note issued by Hallmark to HC Germany. Immediately thereafter, Hallmark contributed the Transferred Shares to H.A., LLC, as a contribution to capital pursuant to a certain contribution agreement, dated as of April 6, 2016, by and between Hallmark and H.A., LLC. Immediately thereafter, H.A., LLC contributed the Transferred Shares to HMK, as a contribution to capital pursuant to a certain contribution agreement, dated as of April 6, 2016, by and between H.A., LLC and HMK. Immediately thereafter, HMK contributed the Transferred Shares to HCC, as a contribution to capital pursuant to a certain contribution agreement, dated as of April 6, 2016, by and between HMK and HCC. Immediately thereafter, HCC contributed the Transferred Shares to Merger Sub, as well as the 284,885,516 Shares already held by HCC, as a contribution to capital pursuant to a certain contribution agreement, dated as of April 6, 2016, by and between HCC and Merger Sub. As a result of the transactions contemplated by the foregoing contributions, Merger Sub became the direct owner of 324,885,516 shares of Crown’s Class A common stock.

(c)	Negotiations or Contacts.

Pursuant to the Purchase Agreement, dated as of October 31, 2012, HCC sold the 40 million Transferred Shares to Hallmark. Immediately thereafter, Hallmark contributed the Transferred Shares to HC Germany, pursuant to a series of contribution agreements, dated as of October 31, 2012. HC Germany was not and is not part of Hallmark’s consolidated federal tax group. As a result of the foregoing contributions, (i) HC Germany became the direct owner of the Transferred Shares, (ii) HCC’s ownership of the Shares was reduced from 90.3% to 79.2%, and (iii) Crown ceased to be part of Hallmark’s consolidated federal tax group for federal income tax purposes.

Pursuant to the Purchase Agreement, dated as of April 6, 2016, HC Germany sold the 40 million Transferred Shares to Hallmark. Immediately thereafter, Hallmark contributed the Transferred Shares to HCC, pursuant to a series of contribution agreements, dated as of April 6, 2016. Immediately thereafter,

HCC contributed the Transferred Shares, together with the 284,885,516 Shares already held by HCC, to Merger Sub. As a result of these foregoing contributions to Merger Sub, (i) Merger Sub became the direct owner of 324,885,516 Shares, which constitutes 90.3% of the issued and outstanding Shares of Crown and (ii) Merger Sub gained the power to effect a short-form merger under Section 253 of the DCGL.

See “Background of the Merger” and “Certain U.S. Federal Income Tax Consequences” beginning on pages 8 and 12, respectively, of this Schedule 13E-3.

(d)	Conflicts of interest.

See “Summary Term Sheet” and “Fairness of the Merger—Position of the Filing Persons” above.

(e)	Agreements Involving the Subject Company’s Securities.

•	Stockholders Agreement. Crown, Hallmark, HCC, and HC Germany are parties to the Stockholders Agreement, which provides for, among other things, the following.

Standstill provisions: Hallmark and its controlled affiliates were restricted from acquiring any additional Shares (including pursuant to a short-form merger) through December 31, 2013, except (i) acquisitions effected with the prior approval of a special committee of Crown’s board of directors comprised solely of independent and disinterested directors; (ii) acquisitions in connection with the conversion of the Series A Preferred Stock; (iii) pursuant to the subscription rights contained in the Stockholders Agreement; and (iv) certain acquisitions effectuated between January 1, 2012 and December 31, 2013.

Co-sale provisions: Through December 31, 2013, Hallmark and its controlled affiliates were restricted from selling or transferring Shares to a third party, except (i) to an affiliate of Hallmark or pursuant to a bona fide pledge of the shares to a lender that is not an affiliate of Hallmark (collectively, a “Permitted Transfer”); (ii) with the prior approval of a special committee of Crown’s board of directors comprised solely of independent and disinterested directors; or (iii) in connection with certain sales or transfers effectuated between January 1, 2012 until December 31, 2013.

From and after January 1, 2014 until the earlier of December 31, 2020, or such time as Hallmark and its controlled affiliates no longer beneficially own a majority of the Shares, Hallmark and its controlled affiliates will not sell or transfer, in one or a series of related transactions, a majority of the outstanding Shares to a third party, unless (x) in a Permitted Transfer, (y) with the prior approval of a special committee of Crown’s board of directors, or (z) in a transaction in which all stockholders unaffiliated with Hallmark will, at Hallmark’s option, be entitled to either participate in such transaction on the same terms as HCC or receive cash consideration equivalent in value to the highest consideration per Share received by Hallmark and its controlled affiliates in connection with such transaction.

The Stockholders Agreement also grants HCC and its affiliates certain subscription rights with respect to future issuances of equity securities by Crown.

•	Registration Rights Agreement. Crown and HCC are parties to a Registration Rights Agreement, dated June 29, 2010 (the “HCC Registration Rights Agreement”), relating to the Shares (i) issued to HCC or any joined party in connection with the mergers of Hallmark Entertainment Investments Co. and Hallmark Entertainment Holdings, Inc. with and into Crown; (ii) issuable to HCC upon conversion of the Series A Preferred Stock or HCC Debt (as defined in the Master Recapitalization Agreement); (iii) acquired by HCC pursuant to its subscription rights as set forth in the Stockholders Agreement; and (iv) issued as a dividend or other distribution with respect to, or in exchange for or in replacement of the Shares referred to in clauses (i)-(iii) (the shares described in clauses (i)-(iv), collectively, the “Registrable Securities”). The HCC Registration Rights Agreement grants (x) three demand registration rights exercisable by the holders of a majority of the Registrable Securities, (y) three resale shelf demand rights exercisable by holders of a majority of the Registrable Securities, and (z) unlimited piggyback rights, with the expenses of any of these registrations to be borne by Crown.

Item 6.	Purpose of the Transaction and Plans or Proposals.

(a)	Purposes. The purpose of the Merger is to enable the Filing Persons to acquire all of the equity in Crown held by the Public Stockholders (including the Unaffiliated Stockholders). Following the Merger, the Filing Persons would own all of the outstanding Shares. The Merger will also provide the Public Stockholders (including the Unaffiliated Stockholders) with an opportunity to realize the value of their investment in Crown by receiving the Merger Consideration of $5.05 per Share in cash, without interest.

(b)	Use of Securities Acquired. The Shares acquired in the Merger from the Public Stockholders (including the Unaffiliated Stockholders) will be cancelled.

(c)	Plans. It is currently expected that, following the consummation of the Merger, the business and operations of Crown will, except as set forth in this Schedule 13E-3, be conducted by Crown substantially as they currently are being conducted before completion of the Merger. The Filing Persons intend to continue to evaluate the business and operations of Crown with a view to maximizing Crown’s potential and to conducting Crown’s business in a way that advantages the non-Crown businesses of the Filing Persons, and the Filing Persons will take such actions as they deem appropriate under the circumstances and market conditions then existing.

The Filing Persons intend to cause Crown to terminate the registration of the Shares under the Exchange Act following the Merger, which would result in the suspension of Crown’s duty to file Periodic Reports pursuant to the Exchange Act. For additional information, see Item 4 “Terms of the Transaction” and “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects.” The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of Crown’s businesses. Additionally, except as described in this Schedule 13E-3, Crown has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving Crown after the completion of the Merger;

•	any sale or transfer of a material amount of assets currently held by Crown after the completion of the Merger;

•	any change in the board of directors or management of Crown;

•	any material change in Crown’s dividend rate or policy, or indebtedness or capitalization; or

•	any other material change in Crown’s corporate structure or business.

Item 7.	Purposes, Alternatives, Reasons, and Effects.

See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger” beginning on page 9 of this Schedule 13E-3.

Item 8.	Fairness of the Transaction.

See “Fairness of the Merger” beginning on page 13 of this Schedule 13E-3.

Item 9.	Reports, Opinions, Appraisals, and Certain Negotiations.

Neither Crown nor any of its affiliates, including the Filing Persons, has received any report, opinion or appraisal from an outside party that is materially related to the Merger.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)

Source of Funds. The total amount of funds required by Merger Sub to pay the Merger Consideration to all Public Stockholders (including the Unaffiliated Stockholders) and to pay related fees and expenses, is estimated to be approximately $176,349,000 million, including $656,000 of fees and expenses.

Hallmark will contribute the necessary funds to Merger Sub immediately prior to the effective date of the Merger from cash on hand. There are no present plans for alternative funding.

(b)	Conditions. There are no conditions to the Merger, including any conditions related to financing. Nevertheless, the Filing Persons will continue to evaluate the principal reasons for taking Crown private as set forth in “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Reasons.” Accordingly, the Filing Persons may ultimately decide not to proceed with the Merger.

(c)	Expenses. None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks, and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers. The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger.

The following is an estimate of the fees and expenses to be incurred by the Filing Persons in connection with the Merger:

Fees
Legal fees and expenses	$600,000.00
Filing	$17,692.15
Printing	$5,035.00
Paying agent (including mailing)	$18,900.00
Miscellaneous fees and expenses	$15,000.00

Total	$656,627.15

(d)	Borrowed Funds. None of the funds necessary for the completion of the Merger will be borrowed.

Item 11.	Interest in Securities of the Subject Company.

(a)	Securities Ownership. As of April 6, 2016, Hallmark owned 324,885,516 Shares, which constitutes 90.3% of the issued and outstanding shares of Crown, through Merger Sub, its indirect wholly-owned subsidiary. Hallmark does not directly own any Shares, but exercises dispositive and voting power over all Shares owned by Merger Sub. H C Crown, LLC, A Delaware limited liability company (“HCC”), wholly owns Merger Sub. HMK Holdings, Inc., a Delaware corporation (“HMK”), wholly owns HCC and is a wholly-owned subsidiary of H.A., LLC, a Delaware limited liability company. H.A., LLC is a direct wholly-owned subsidiary of Hallmark. HCC, HMK, H.A., LLC, and Hallmark, consequently, share dispositive and voting power over all the Shares owned by Merger Sub.

To the knowledge of the Filing Persons, listed below are the names of the executive officers and directors who beneficially own Shares, along with the number of Shares each such person beneficially owns. To the knowledge of the Filing Persons, the persons listed below are the only persons on Schedule I who beneficially own Shares. To the knowledge of the Filing Persons, except as noted below, (a) each person listed below has the sole power to vote or direct to vote and dispose or direct to dispose those Shares beneficially owned by such person and (b) each person beneficially owns Shares representing less than 1% of the Shares outstanding.

Name	Number of Shares Owned
David E. Hall (1)	324,888,016
Donald J. Hall, Jr. (1)	324,888,016
Deanne R. Stedem	1,000

(1)	Donald J. Hall, Jr. and David E. Hall each may be deemed to be a beneficial owner of the Shares beneficially owned by Hallmark, because each is a co-trustee of a voting trust which controls all of the voting securities of Hallmark and each is a director and an officer of Hallmark. Each disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(b)	Securities Transactions. Other than the purchases described in Item 5, there were no transactions in the Shares effected during the past 60 days by the Filing Persons or, to the best knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.

Item 12.	The Solicitation or Recommendation.

Not applicable.

Item 13.	Financial Information.

(a)	Financial Information. The audited consolidated financial statements of Crown as of December 31, 2014 and 2015, and for the two fiscal years in the period ended December 31, 2015, are incorporated herein by reference to the Consolidated Financial Statements of Crown included as Item 8 to Crown’s Annual Report on Form 10-K for its fiscal year ended December 31, 2015 (the “Form 10-K”), as filed by Crown with the Commission on February 19, 2016. The Form 10-K is referred to as the “Company Reports.”

The Company Reports are available for inspection and copying at the Commission’s public reference facilities at 100 F Street, N. E., Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Commission’s principal office at 100 F Street, N. E., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

(b)	Pro Forma Information. Not applicable.

(c)	Summary Information. Set forth below is certain selected consolidated financial information with respect to Crown, which is not reported on by Crown’s independent registered public accounting firm. Such selected consolidated financial data has been excerpted or derived by the Filing Persons from the audited consolidated financial statements of Crown (and other information regarding Crown) contained in its Form 10-K for the year ended December 31, 2015. More comprehensive financial information is included in the Company Reports and in other documents filed by Crown with the Commission, and the following financial information is qualified in its entirety by reference to the Company Reports and other documents and all of the financial information (including any related notes and schedules) contained therein or incorporated by reference therein. The selected financial information should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference herein.

CROWN AND SUBSIDIARIES

(U.S. dollars in thousands, except Share, per Share, and ratio data)

	As of December 31,
	2014	2015
Total current assets	$278,993	$318,526
Noncurrent assets	$775,469	$769,611
Total current liabilities	$135,469	$129,309
Noncurrent liabilities	$425,355	$379,265
Noncontrolling interests	$0	$0

Total revenue, net[1]	$415,596	$478,734
Total cost of services[2]	$165,129	$199,195
Income (loss) from continuing operations	$95,126	$86,083
Net income (loss)	$94,497	$86,083

Income (loss) per common share from continuing operations (basic and diluted)	$0.26	$0.24

Net income (loss) per common share (basic and diluted)	$0.26	$0.24

Weighted average number of common shares (basic and diluted in thousands)	359,676	359,676

Fixed charges:
Interest expense	$39,566	$25,391
Capitalized interest	$303	$324
Estimate of interest within rental expenses	$1,215	$1,020

Total Fixed charges	$41,084	$26,735

Earnings available for fixed charges:
Income (loss) before income tax expense and discontinued operations	$124,062	$137,745
Fixed charges	$41,084	$26,735
Capitalized interest	$(303)	$(324)

Total Earnings available for fixed charges	$164,843	$164,156

Ratio of earnings to fixed charges	4.0	6.1

Book value per share	$1.37	$1.61

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

(b)	Employees and Corporate Assets. No employees or corporate assets of Crown will be used by the Filing Persons in connection with the Merger.

[1]	The Filing Persons believe this to be the most analogous to net sales.
[2]	The Filing Persons believe this to be the most analogous to costs and expenses applicable to net sales.

Item 15.	Additional Information.

None.

Item 16.	Exhibits.

(a1)	Letter of Transmittal

(a2)	Press release issued by Hallmark on March 9, 2016

(b)	None

(c)	None

(d)	None

(f)	Section 262 of the Delaware General Corporation Law

(g)	None

SIGNATURES

After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 8, 2016

HALLMARK CARDS, INCORPORATED

By:	/s/ James Shay
Name:	James Shay
Title:	Executive Vice President-Chief Financial Officer

H.A., LLC

By:	/s/ Brian E. Gardner
Name:	Brian E. Gardner
Title:	Vice President

HMK HOLDINGS INC.

By:	/s/ Brian E. Gardner
Name:	Brian E. Gardner
Title:	Vice President

H C CROWN, LLC

By:	/s/ Deanne R. Stedem
Name:	Deanne R. Stedem
Title:	Vice President

CM MERGER CO.

By:	/s/ Deanne R. Stedem
Name:	Deanne R. Stedem
Title:	Vice President

EXHIBIT INDEX

(a1)	Letter of Transmittal

(a2)	Press release issued by Hallmark on March 9, 2016

(b)	None

(c)	None

(d)	None

(f)	Section 262 of the Delaware General Corporation Law

(g)	None

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF FILING PERSONS

The (a) name; (b) business address and business telephone number; (c) current principal occupation or employment and the name, principal business, and address of any corporation or other organization in which the employment or operation is conducted; (d) material occupations, positions, offices, or employment during the past 5 years, and the name, principal business, and address of any corporation or other organization in which the occupation, position, office, or employment was carried on; (e) statement whether or not the person was convicted in a criminal proceeding during the past 5 years (excluding traffic violations or similar misdemeanors); (f) statement whether or not the person was a party to any judicial or administrative proceeding during the past 5 years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws; and (g) citizenship of each of the executive officers and directors of Hallmark Cards, Incorporated (“Hallmark”), H.A., LLC, HMK Holdings, Inc., H C Crown, LLC, and CM Merger Co. are set forth below.

The business address for each of the directors and executive officers of Hallmark Cards, Incorporated is c/o Hallmark Cards, Incorporated, 2501 McGee, Kansas City, Missouri 64108. The business address for each of the executive officers of H.A., LLC is c/o H.A., LLC, 2501 McGee, Kansas City, Missouri 64108. The business address for each of the directors and executive officers of HMK Holdings, Inc. is c/o HMK Holdings, Inc., 2501 McGee, Kansas City, Missouri 64108. The business address for each of the executive officers of H C Crown, LLC is c/o H C Crown, LLC, 2501 McGee, Kansas City, Missouri 64108. The business address for each of the directors and executive officers of CM Merger Co. is c/o CM Merger Co., 2501 McGee, Kansas City, Missouri 64108.

To Hallmark’s knowledge, all directors and officers listed on this Schedule I are U.S. citizens. To Hallmark’s knowledge, none of the executive officers and directors listed on this Schedule I have been convicted in a criminal proceeding or found in violation of securities laws in any judicial or administrative proceeding during the past 5 years.

HALLMARK CARDS, INCORPORATED

Name	Title and Occupation
Nancye L. Green	Director; President of Donovan/Green, Inc., 114 West 17th Street, New York, NY 10011

Frederick B. Hegi, Jr.	Director; Founding Partner, Wingate Partners, 750 North St. Paul, Suite 1200, Dallas, TX 75201

Timothy B. Smucker	Director; Chairman and Co-Chief Executive Officer of the J.M. Smucker Company, One Strawberry Lane, Orrville, OH 44667-0280

Claire Hughes Johnson	Director; Chief of Business Operations, Stripe, 3180 18th Street, San Francisco, CA 94110; Former Vice President, Google Offers, Google, Inc.

Donald J. Hall, Jr.	Director; Chairman and Chief Executive Officer

David E. Hall	Director; President

Donald J. Hall	Chairman Emeritus

Keith Kotel	President—Hallmark Home and Gifts; Former President of Kid Brands, Inc. (LaJobi Division)

Michael Perry	President—Hallmark Greetings; Former President and Chief Executive Officer of Crayola LLC

John Watson	President—Hallmark Retail; Former Chairman and Chief Executive Officer of Edwin Watts Golf

James Shay	Executive Vice President—Chief Financial Officer; Former Senior Vice President and Chief Financial Officer of Great Plains Energy and KCP&L

Brian E. Gardner	Executive Vice President—General Counsel

Stacey Paine	Executive Vice President—Real Estate

Sabrina Wiewel	Senior Vice President—Customer Development

William Guibor	Senior Vice President—Chief Operating Officer-Hallmark Retail

Steve Hawn	Senior Vice President—Corporate Strategy and Development

Molly Biwer	Senior Vice President—Public Affairs and Communications; Former Vice President, Communications and Public Relations of Carlson

Ellen Junger	Senior Vice President—Brand Development

Robert C. Bloss	Senior Vice President—Human Resources

Evon Jones	Senior Vice President—Technology and Business Enablement

Beth Ward	Senior Vice President—Supply Chain; Former Managing Director of Asia Pacific Procurement

Daniel S. Krouse	Vice President—Logistics and Indirect Procurement

H.A., LLC

Name	Title and Occupation
Susan Glass	President

Steve Collins	Vice President

Nancy Hecker	Vice President, Treasurer

Jeff McMillen	Vice President, Investment Officer

Brian E. Gardner	Vice President

Dwight C. Arn	Vice President

HMK HOLDINGS, INC.

Name	Title and Occupation
Susan Glass	Director and President

Steve Collins	Director and Vice President

Nancy Hecker	Director and Treasurer

Dwight C. Arn	Director and Vice President

Deanne R. Stedem	Director and Vice President

Jeff McMillen	Vice President, Investment Officer

Brian E. Gardner	Vice President

H C CROWN, LLC

Name	Title and Occupation
Susan Glass	President

Steve Collins	Vice President

Jeff McMillen	Vice President, Investment Officer

Brian E. Gardner	Vice President

Dwight C. Arn	Vice President

Deanne R. Stedem	Vice President

CM MERGER CO.

Name	Title and Occupation
Brian E. Gardner	Director and President

Deanne R. Stedem	Director and Vice President

Dwight C. Arn	Vice President

Jeff McMillen	Treasurer

Vicki E. Young	Secretary